Balance Sheet
Loveseat, Inc
As at 31 December 2017

	31 Dec 2017
ASSETS	
Current Assets	
Cash	$232,971.44
Inventory	$144,599.52
Prepaid Expenses	$89.25
Security Deposit	$106,586.00
Total Current Assets	**$484,246.21**
Non-Current Assets	
Plant, Property, and Equipment, Net	$65,999.97
Domain Name, Net	$21,249.00
Total Non-Current Assets	**$87,248.97**
TOTAL ASSETS	**$571,495.18**
LIABILITIES & SHAREHOLDERS' EQUITY	
Current Liabilities	
Accounts Payable	$44,450.87
Salaries and Wages Payable	$5,153.48
Insurance Payable	$0.00
Taxes Payable	$14,257.50
Loans Payable	$8,400.00
Total Current Liabilities	**$72,261.85**
Non-Current Liabilities	
Loans Payable	$40,302.99
Total Non-Current Liabilities	**$40,302.99**
TOTAL LIABILITIES	**$112,564.84**
Shareholder's Equity	
Preferred Stock (7,111,867 shares authorized, 5,806,356 shares issued and outstanding. $.00001 par value)	$58.06
Common Stock (16,914,637 shares authorized, 9,000,000 shares issued and outstanding. $.00001 par value)	$90.00
Additional Paid in Capital	$1,786,878.72
Retained Earnings (Deficit)	-$1,328,096.44
Total Shareholders' Equity	**$458,930.34**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$571,495.18**

Income Statement
Loveseat, Inc
1 January 2017 to 31 December 2017

	31 Dec 17
Operating Income	
Sales, Net	$2,052,572.58
Software Consulting	$0.00
Cost of Sales	-$722,549.71
Gross Profit	**$1,330,022.87**
Operating Expense	
General & Administrative	$1,290,053.83
Rent	$334,992.44
Marketing & Advertising	$207,228.88
Professional & Legal Fees	$27,850.00
Depreciation	$20,772.00
Amortization	$1,667.00
Furniture Restoration Equipment & Supplies	$1,908.38
Gross Profit	**$1,884,472.53**
Net Income from Operations	**-$554,449.66**
Other Income (Expense)	
Taxes & Licenses	-$2,405.77
NET INCOME	**-$556,855.43**

Statement of Cash Flows
Loveseat, Inc
1 January 2017 to 31 December 2017

	31 Dec 17
Cash Flows From Operating Activities	
Net Income (Loss) For The Period	-$556,855.43
Depreciation	$20,772.00
Amortization	$1,667.00
Change in Inventory	-$94,957.25
Change in Prepaid Expenses	$7,611.20
Change in Security Deposit	-$72,000.00
Change in Accounts Payable	$17,804.57
Change in Salaries & Wages Payable	-$27,751.87
Change in Taxes Payable	-$45,850.75
Net Cash Flows From Operating Activities	**-$749,560.53**
Cash Flows From Investing Activities	
Purchase of Property, Plant & Equipment	-$45,058.95
Net Cash Flows From Investing Activities	**-$45,058.95**
Cash Flows From Financing Activities	
Issuance of Common Stock	$0.00
Issuance of Preferred stock	$15.06
Change in Additional Paid in Capital	$536,921.34
Change in Loans Payable - Current	$8,400.00
Change in Loans Payable - Noncurrent	-$16,697.01
Dividends Paid	$0.00
Net Cash Flows From Financing Activities	**$528,639.39**
Cash at Beginning of Period	$498,951.53
Net Increase (Decrease) In Cash	-$265,980.09
Cash at End of Period	**$232,971.44**